FORM OF OMNIBUS FEE AGREEMENT

     THIS AGREEMENT made as of ______________, 2003 between VARIABLE INSURANCE FUNDS (the "Trust"), BISYS Fund Services Ohio, Inc. ("BISYS").

     WHEREAS, pursuant to a Fund Accounting Agreement, Transfer Agency Agreement and Administration Agreement (collectively, the "Agreements"), BISYS provides various services for each series of the Trust managed by Choice Investment Management ("Choice"), as specified in such Agreements (individually referred to herein as the "Fund" and collectively as the "Funds"); and

     WHEREAS, the parties desire to set forth the compensation payable to BISYS under the Agreements in a separate written document.

     NOW, THEREFORE, in consideration of the mutual premises and covenants herein set forth, the parties agree as follows:

  The Trust shall pay BISYS an annual fee equal to 15 basis points of the net asset value of each Fund, which shall be subject to a minimum of $70,000 per Fund.

  The fees set forth above shall be subject to increase at the beginning of each Rollover Period (as defined in the Agreements) by the percentage increase in the U.S. Consumer Price Index, or a similar index if such index is no longer published. The first such adjustment shall measure any such increase since the Effective Date, and subsequent adjustments shall reflect annual increases thereafter.

  BISYS shall also be entitled to out of pocket expenses as detailed in the respective Agreements.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

                                                                                            VARIABLE INSURANCE FUNDS

By: ___________________________
Name:
Title:

BISYS FUND SERVICES OHIO, INC

By: ___________________________
Name:
Title: